

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via Email
Michael J. Fowler
Senior Vice President and Chief Financial Officer
Green Bankshares, Inc.
100 North Main Street
Greeneville, TN 37743

   Re: Green Bankshares, Inc.
   Preliminary Proxy Statement on Schedule 14A
   Filed June 6, 2011
   File No. 000-14289

Dear Mr. Fowler:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 6, 2011

General

   1. Please provide us with your legal analysis addressing whether the overall transaction with NAFH changes the nature of your shareholders' investment such that the transaction involves a "sale" or "offer to sell" for the purpose of Securities Act Section 2(a)(3) and Rule 145. Please cite relevant authority.

   2. Please provide us with your legal analysis explaining how you concluded the contingent value rights are not securities that need to be registered under the Securities Act, and address any potential exemptions. Also discuss the implications, if any, of Rule 145. Please cite relevant authority.

3. Please provide us with any briefing materials, including financial projections, that have been provided by one party to the other. Revise the proxy to include any material non-public information provided by Green Bankshares to NAFH.

4. Please revise to update the financial statements in accordance with Rule 3-12 of Regulation S-X.

5. We note that the board recommends voting in favor of each proposal. Please revise to discuss in greater detail, where appropriate, how the board concluded that this transaction is in the best interest of the company's shareholders. Discuss, among other things, the board's consideration given to: (a) the discount of the purchase price to market and book value, (b) the dilution to shareholders, and (c) the profitability of NAFH Bank.

Cover Page

6. Revise to disclose the terms of the contingent value right, including the maturity date, the settlement obligation at maturity and the stipulated amount. We note the disclosure in Exhibit A of Appendix A. Please also provide examples of the settlement obligation assuming various credit losses. Also, disclose the total amount of credit losses experienced over the last five years and provide any information that would help shareholders determine the likelihood of receiving a cash payment upon maturity of the CVR.

Proposal 6 – Approval of the Merger …, page 20

7. Please revise to disclose whether Green Bankshares' board of directors obtained a fairness opinion from a financial adviser addressing whether the consideration offered by NAFH is fair, from a financial point of view, to shareholders. If an opinion was not obtained, discuss how the board determined that it should recommend to shareholders that they vote to approve the transactions.

Business of NAFH, page 21

8. We note the disclosure on page 22 regarding the putative class action lawsuits relating to the investment agreement. Please provide us with copies of the complaints. Please also include a separate heading for this information. We note the disclosure beginning on F-19. Note that we may have additional comments after reviewing these complaints.

Unaudited Historical and Pro Forma Comparative Per Share Data, page 23

9. Revise this section to clarify, if true, that the pro-forma book value per share of current Green Bankshares shareholders in the resulting corporation is represented by the third column.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Chris Windsor

Christian Windsor
Special Counsel

cc: D. Scott Holley
            Bass, Berry & Sims PLC